UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On May 2, 2007, O2 Micro International Limited (the “Company”) issued a press release announcing its financial results for the first quarter ended March 31, 2007. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press release announcing financial results for the first quarter ended March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

May 18, 2007	By:
Sterling Du Chief Executive Officer

O2Micro(R) Reports First Quarter Financial Results

Wednesday May 2, 4:00 pm ET

First Quarter Net Sales up 20% Over Prior Year

Outlook for Growth in All Key Markets

GEORGE TOWN, Grand Cayman, May 2 /PRNewswire-FirstCall/ -- O2Micro® International Limited (Nasdaq: OIIM - News; SEHK: 0457 - News), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the first quarter ended March 31, 2007.

Net sales for the first quarter of 2007 were $35.0 million, which was down 4% from the preceding quarter, but up more than 20% from the first quarter of the prior year. First quarter net sales reflected a normal seasonal slowdown and the impact of the Chinese New Year.

First quarter research and development (R&D) expenditures were $8.0 million or 23% of net sales. The Company now employs over 605 engineers working on R&D worldwide. In the first quarter, O2Micro's intellectual properties (IP) portfolio expanded by 10%, with the granting of 27 new patents and their related claims.

Net income for the first quarter of 2007 was $99,000 or zero cents per fully diluted American Depositary Share (ADS). First quarter net income was reduced by pre-tax litigation expense of $3.3 million and $602,000 of pre-tax stock-based compensation.

Sterling Du, Chairman and CEO of O2Micro, commented, "Demand for improved battery efficiency, better graphics, larger LCD displays and LCD HDTV are all benefiting O2Micro. We are very encouraged by our position in the notebook computer and hand-held electronics markets. As a result, the Company expects sales to grow 6 to 10% in the second quarter of 2007 as compared to the first quarter."

Mr. Du added, "The Company's long-term strategy is clear. O2Micro will continue to leverage its large portfolio of IP and the benefits of the patent protection program are now becoming apparent. In addition, we are using our significant pool of engineering resources to develop new products and to secure additional design wins with world-class manufacturers, many of which are based in Asia."

Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST, and 5:00 a.m. (May 3, 2007) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	866-409-1555,	pass code	#	6475249
In HONG KONG:	800-965-503,	pass code	#	6475249
Other INTERNATIONAL participants:	913-312-1235,	pass code	#	6475249

A replay of the call will be available by phone until May 9th using the following dial-in information.

In the US and CANADA:	888-203-1112,	pass code	#	6475249
In HONG KONG:	800-908-709,	pass code	#	6475249
Other INTERNATIONAL participants:	719-457-0820,	pass code	#	6475249

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 7,211 patent claims granted, and over 8,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, long term profitability, increases in shareholder value, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Mitchell Benus
Director of Investor Relations, O2Micro
Phone: 408.332.1749
Email: mitchell.benus@o2micro.com

O2Micro International Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31
	2007	2006
NET SALES	$35,037	$29,109

COST OF SALES	15,922	12,807

GROSS PROFIT	19,115	16,302

OPERATING EXPENSES
Research and development (a)	7,954	7,116
Selling, general and
administrative (a)	8,128	6,584
Patent related litigation	3,255	2,261
Total Operating Expenses	19,337	15,961

(LOSS) INCOME FROM OPERATIONS	(222)	341

NON-OPERATING INCOME
Interest income	814	899
Foreign exchange gain (loss)	(256)	31
Other - net	2	43
Total Non-operating Income	560	973

INCOME BEFORE INCOME TAX	338	1,314

INCOME TAX EXPENSE	239	283

NET INCOME	99	1,031

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(11)	230
Unrealized gain (loss) on
available-for-sale securities	707	(85)
Total Other Comprehensive Income	696	145

COMPREHENSIVE INCOME	$795	$1,176

EARNINGS PER SHARE:
Basic	$0.0001	$0.0005
Diluted	$0.0001	$0.0005

EARNINGS PER ADS
Basic	$-	$0.03
Diluted	$-	$0.03
SHARES USED IN EARNINGS PER SHARE

CALCULATION:
Basic (in thousands)	1,907,216	1,963,634
Diluted (in thousands)	1,914,363	1,994,263

ADS UNITS USED IN EARNINGS PER ADS
CALCULATION:
Basic (in thousands)	38,144	39,273
Diluted (in thousands)	38,287	39,885

(a) INCLUDES STOCK-BASED
COMPENSATION CHARGE AS FOLLOWS:
Research and development	$252	$328
Selling, general and administrative	$350	$361

 O2Micro International Limited and Subsidiaries
Consolidated Balance Sheets
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2007	2006
A S S E T S	Unaudited

CURRENT ASSETS
Cash and cash equivalents	$39,319	$45,438
Restricted cash	7,927	8,342
Short-term investments	21,889	19,697
Accounts receivable - net	23,022	18,987
Inventories	15,192	14,076
Prepaid expenses and other current assets	7,451	7,379
Total Current Assets	114,800	113,919

LONG-TERM INVESTMENTS	24,760	24,059

PROPERTY AND EQUIPMENT - NET	42,234	41,427

OTHER ASSETS
Restricted assets - net	13, 960	14,540
Other Assets	3,195	3,075

TOTAL ASSETS	$198,949	$197,020

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$10,543	$9,851
Income tax payable	902	991
Accrued expenses and other current	12,391	12,212
liabilities
Total Current Liabilities	23,836	23,054

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	441	455
Long-term Interpretation 48 tax liabilities	117	-

Total Liabilities	24,394	23,509

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value
per share
Authorized - 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value
per share
Authorized - 4,750,000,000 shares
Issued -1,904,990,200 and
1,906,969,950 shares as of
March 31, 2007 and December 31,
2006, respectively	38	38
Additional paid-in capital	140,777	140,224
Retained earnings	33,672	33,877
Accumulated other comprehensive income (loss)	68	(628)
Total Shareholders' Equity	174,555	173,511

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$198,949	$197,020